Mail Stop 3561

March 26, 2009

Charles Bell
President and Chief Executive Officer
International Energy, Inc.
1200 G Street, NW, Suite 800
Washington, D.C. 20005

> **Re: International Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **Filed June 2, 2008**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2008**
> **Filed August 14, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **Filed November 7, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
> **Filed February 13, 2009**
> **File No. 333-52040**

Dear Mr. Bell:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended March 31, 2008

Item 1. Business, page 4

Description of Business, page 4

1. Please revise the description of your business to discuss, if material, competitive
    conditions in your business, the status of the development of the processes and
    technologies you discuss and the expected timeframe before you will be able to market
    your product, the expected principal markets for your product and the estimated amount
    spent during each of the last two fiscal years on company sponsored research and
    development activities. Further, please discuss any patents, trademarks or licenses,
    including duration, applicable to the "proprietary microalgae" you reference in the last
    paragraph of page four and the "technology or product candidates" you reference in the
    fourth paragraph of page nine. See Item 101(h)(4) of Regulation S-K.

Item 5. Market for Common Equity, Related Stockholder Matters and Issuer Purchases of Equity
Securities, page 6

2. We note that there is no discussion of your unregistered sale of 2,098,334 Offered Units
    as disclosed in the first paragraph of page nine and Note 5 of your Consolidated Financial
    Statements on page 21. Please revise or advise. See Item 701 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation,
page 7

Discussion and Analysis, page 7

3. We note that the last sentence of the first paragraph under Item 7 indicates that your filing
    includes a discussion of "forward-looking statements… as discussed elsewhere in this
    prospectus."   Please revise this sentence to refer to "annual report" and ensure that the
    sections to which you make reference, such as "Risk Factors" and "Forward Looking
    Statements," are discussed elsewhere in the annual report before directing readers to them
    for guidance.

Results of Operations, page 8

Results of Operations for Years Ended March 31, 2008 and 2007, page 8

4. You state in the sixth paragraph on page eight that your general and administrative
    expenses increased to $295,636 in the year ended March 31, 2008, from $218,985 in the
    same period in 2007. In comparison, your Consolidated Statements of Operations on
    page 14 show general and administrative expenses of $55,578 and $35,504 for the years
    ended March 31, 2008 and 2007, respectively. Please revise to refer to the correct
    amounts or if you intended to refer to the overall amount of expenses for those periods,
    please clarify your discussion.

5. You state in the sixth paragraph on page eight that your expenses increased from 2007 to 2008 due to an increase in investor relations expenses. Your Consolidated Statements of Operations on page 14 shows that your investor relations expenses were $227,000 for the year ended March 31, 2008 compared to $0 for the same period in 2007. Please discuss the underlying reason for this increase and whether this is a trend that you expect will continue to impact your operations. See Item 303(a)(3) of Regulation S-K; and Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350, Part III.B (December 19, 2003), available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Liquidity and Capital Resources for Years Ended March 31, 2008 and 2007, page 8

6. You state here that you had a cash balance of $797,725 at March 31, 2008, versus a cash balance of $23,531 at March 31, 2007. Considering this significant increase in your cash balance, please identify and separately describe the internal and external sources of liquidity that led to this increase. See Item 303(a)(1) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 11

Consolidated Financial Statements, page 13

7. We note that beginning September 2007 you shifted your focus to the development of valuable biofuels through the use of hydrocarbon generation technologies in green microalgae. Given the apparent abandonment of all previous businesses, please tell us your consideration of reporting such businesses as discontinued operations. Refer to paragraphs 27 and 41-44 of SFAS 144.

Item 9A(T). Controls and Procedures, page 25

Evaluation of Disclosure Controls and Procedures, page 25

8. We note your statement that your disclosure controls and procedures are designed at a "reasonable assurance" level. Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Evaluation of and Report on Internal Control over Financial Reporting, page 25

    9. We note your statement in the last full paragraph on page 25 that there have been no changes to your internal controls over financial reporting "subsequent to the date that management … completed their evaluation." Please confirm to us that no material changes occurred during the fiscal quarter ended March 31, 2008 and ensure that your disclosure addresses whether there were any such changes that occurred during the fiscal quarter ended March 31, 2008. See Item 308T(b) of Regulation S-K.

Item 10. Directors and Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act, page 26

   10. Please revise the information regarding your officers and directors to include their ages. See Item 401 of Regulation S-K.

   11. Please disclose whether you have adopted a code of ethics that applies to your principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. If you have not adopted a code of ethics, explain why you have not done so. See Item 406 of Regulation S-K.

Legal Proceedings, page 26

   12. We note your disclosure regarding the cease-and-desist order dated October 23, 2003 entered against Mr. Rayat. Please also disclose in this section the order dated August 8, 2000 entered against EquityAlert.Com, Inc. and Mr. Rayat enjoining them from violating Section 17(b) of the Securities Act and imposing against each a civil penalty of $20,000. Refer to Litigation Release No. 16662 (August 24, 2000).

Signatures

   13. Your signature page refers to your filing as an amendment. Please advise us why you believe this filing is an amendment.

Exhibits

   14. It appears that this Form 10-K serves as a Section 10(a)(3) update to an effective registration statement filed on Form S-8 on August 24, 2005. If so, you should file a written consent of your independent registered public accounting firm pursuant to Item 601(b)(23) of Regulation S-K. Please revise or advise.

Exhibits 31.1 and 31.2, Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

   15. Your certification should appear exactly as set forth in Item 601(b)(31) of Regulation S-K. For example, you deleted a portion of subsection 4(a) and changed "registrant" to "small business issuer" throughout the certifications. Please revise.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

    16. Please address the comments above to the extent applicable.

Signatures, page 20

    17. It appears that you have provided the signature language from a Form 10-K instead of Form 10-Q. We note that this same error appears in your Form 10-Qs for the periods ending September 30, 2008 and December 31, 2008. Please revise to utilize the Form 10-Q signature language and ensure that the Form is signed on your company's behalf by a duly authorized officer of the company and by the principal financial or chief accounting officer of the company. See Instruction G to Form 10-Q.

Form 10-Q for Fiscal Quarter Ended September 30, 2008

    18. Please address the comments above to the extent applicable.

Item 1. Financial Statements, page 3

Consolidated Statements of Cash Flows, page 7

    19. With reference to SFAS 95, please tell us your basis for classifying the repayment of accrued management fees as cash outflows from financing activities. Please note that cash payments for goods and services should be classified as cash outflows from operating activities. Refer to paragraph 23.b. of SFAS 95.

Liquidity and Capital Resources, page 16

    20. We note that in the fourth paragraph on page 16 you state that your principal source of liquidity is cash in the bank in the amount of $1,524,264 and that you believe you have sufficient liquidity to fund your operations for the next twelve months. Your Form 10-Q for the period ended June 30, 2008, disclosed a greater cash balance, $2,137,172, but indicated that you did not believe this would be sufficient to fund your operations over the next twelve months. Considering this decrease in your cash balance, please discuss what factors you considered in determining that you now had sufficient liquidity to fund your operations for the next twelve months.

Item 4T. Controls and Procedures, page 17

    21. We note that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed under the Exchange Act is accumulated and communicated to your management to allow timely decisions regarding required disclosure. Please revise to state whether your Chief Executive Officer and Chief Financial Officer determined that your disclosure controls and procedures were effective such that the information required to be disclosed in the reports that you file under the

Exchange Act is recorded, processed, summarized and reported within the required time periods. Please note that this comment also applies to your Form 10-Q for the period ending December 31, 2008.

Form 10-Q for Fiscal Quarter Ended December 31, 2008

22. Please address the comments above to the extent applicable.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Adam Phippen, Accountant, at (202) 551-3336 or, in his absence, Sarah Rottman, Assistant Chief Accountant, at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. You may contact Chris Chase, Attorney-Advisor, at (202) 551-3485, or Mara Ransom, Legal Branch Chief, at (202) 551-3264

Charles Bell
International Energy, Inc.
March 26, 2009
Page 7

if you have any other questions on the comments issued. Please contact me at (202) 551-3725 with any other questions.

        Sincerely,

        H. Christopher Owings
        Assistant Director